

07003895

SE\ .MISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

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SEC FILE NUMBER
8- 50831

SECURITIES AND EXCHANGE COMMISSION
FEB 28 2007
DIVISION OF MARKET REGULATION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 12/31/06
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MORGAN WILSHIRE SECURITIES INC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1400 OLD COUNTRY ROAD, SUITE 304
(No. and Street)

WESTBURY NEW YORK 11590
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 16 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

THOMAS J MAHONEY, CPA
(Name – *if individual, state last, first, middle name*)

3 OCCIDENT AV, STATEN ISLAND, NY 10304
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 28 2007
BRANCH OF REGISTRATIONS AND
02 EXAMINATIONS

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Finnan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morgan Wilshire Securities Inc, as of February, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTOPHER P. FIGONI
NOTARY PUBLIC - STATE OF NEW YORK
NO 01-FI6063723
QUALIFIED IN NASSAU COUNTY
MY COMMISSION EXPIRES 09-10-20 09



Signature

Pres

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MORGAN WILSHIRE SECURITIES, INC.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

MORGAN WILSHIRE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Assets	
Cash and cash equivalents	$ 906,816
Receivable from clearing broker	120,012
Securities owned at market value	28,860
Other assets	50,855
Total assets	$ 1,106,543

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Account payable and accrued expenses	$ 92,142
Securities sold not yet purchased	0
Commissions payable	107,508
Total liabilities	199,650
Commitment and contingencies	
Stockholders' equity	
Common stock, $0.10 par value authorized 1,000 shares issued and outstanding 293 shares	29
Capital in excess of par value	1,172,780
Accumulated deficit	(265,916)
Total stockholders' equity	906,893
Total liabilities and stockholders' equity	$ 1,106,543

See accompanying notes to financial statements.

MORGAN WILSHIRE SECURITIES, INC.

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2006

MORGAN WILSHIRE SECURITIES, INC.

TABLE OF CONTENTS

Thomas J. Mahoney, CPA

3 Occident Ave

Staten Island, NY 10304-2115

718-720-1133 voice and fax

917-312-4746 cellular

Thortom@msn.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Morgan Wilshire Securities, Inc.

We have audited the accompanying statement of financial condition of Morgan Wilshire Securities, Inc. as of December 31, 2006, and the related statements of income, stockholders' equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morgan Wilshire Securities, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Thomas J. Mahoney, CPA.

February 20, 2007

MORGAN WILSHIRE SECURITIES, INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2006

Revenues	
Commissions	$ 4,577,427
Interest and dividends	20,501
Total revenues	4,597,928
Expenses	
Employee compensation and related benefits	3,709,158
Administrative fees	226,946
Communication	181,712
Occupancy	102,120
Clearance	232,315
Other	3,719
Total expenses	4,455,970
Net income	$ 141,958

See accompanying notes to financial statements.

MORGAN WILSHIRE SECURITIES, INC.
STATEMENT OF STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock		Capital In Excess of	Retained Earnings
	Shares	Amount	Par Value	(Deficit)
Balance, beginning of year	293	$ 29	$ 1,172,780	$ (407,874)
Net income				141,958
Distributions				0
Balance, end of year	293	$ 29	$ 1,172,780	$ (265,916)

See accompanying notes to financial statements.

MORGAN WILSHIRE SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities		
Net income		$ 141,958
Adjustments to reconcile net income to net cash used in operating activities:		
Increase (decrease) in cash attributable to changes in assets and liabilities:		
Receivable from clearing broker	$ (118,569)	
Securities owned at market	(17,425)	
Other assets	(25,245)	
Accounts payable and accrued expenses	5,989	
Securities purchased not yet paid for	(80,824)	
Commissions payable	(138,347)	
Total adjustments		(374,421)
Net cash provided by operating activities		(232,463)
Cash flows from financing activities		
Distributions to shareholders		(0)
Net increase in cash and cash equivalents		(232,463)
Cash and cash equivalents		
Beginning of year		1,139,279
End of year		$ 906,816

Supplemental disclosures of cash flow information	
Cash paid during the year for	
Taxes	$ 1,150

See accompanying notes to financial statements.

MORGAN WILSHIRE SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006

NOTE 1 **NATURE** OF OPERATIONS

Morgan Wilshire Securities, Inc. (the Company) is a broker-dealer located in Westbury, New York. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations are primarily comprised of agency commission transactions.

NOTE 2 **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Cash equivalents

The Company considers all highly-liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Revenue and expense recognition from securities transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Securities owned, at market

All investments owned are valued at market and unrealized gains and losses are reflected in revenue.

Income taxes

The stockholders of the Company have elected to treat the Company as an "S" Corporation for federal and state income tax purposes. As such, the individual stockholders are liable for the taxes on corporate income and receive the benefit of corporate losses.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 COMMITMENT AND RELATED PARTY TRANSACTIONS

The Company is obligated under an administrative services agreement with Equity Management Systems, Inc. (EMSI), a New York Corporation owned by the Company's officers. The agreement expires in 2008 and calls for EMSI to provide administrative services to the Company for a fee equal to EMSI's actual costs plus 10%, not to exceed 20% of the expenses of the Company. Administrative fees were approximately $226,946 for 2006 and the accounts payable and accrued expenses were approximately $92,142 at December 31, 2006.

NOTE 4 NET CAPITAL REQUIREMENTS

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1 ("Rule"). This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, and that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company's net capital was approximately $851,709, which was approximately $751,709 in excess of its minimum required net capital of $100,000.

NOTE 5 EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule l5c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 6 OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

NOTE 6 **OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK - Continued**

In addition, all of the Company's securities transactions and the receivable from the clearing broker at December 31, 2006 are pursuant to this clearance agreement.

In the normal course of business, the Company's customers' activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 7 **CONTINGENCIES**

The Company, in the ordinary course of business, has been named in various arbitrations before the NASD. The claimants are seeking compensatory damages based upon a variety of allegations. The company's management and legal counsel believe the Company has meritorious defenses against these claimants. The ultimate outcome of these matters cannot be predicted and an unfavorable outcome could have a material adverse effect on the Company's financial position, results of operations and cash flows.

Thomas J. Mahoney, CPA
3 Occident Ave.
Staten Island, NY 10304-2115
718-720-1133 voice and fax
917-312-4746 cellular
Thortom@msn.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Board of Directors
Morgan Wilshire Securities, Inc.

Our report on our audit of the basic financial statements of Morgan Wilshire Securities, Inc. as of and for the year ended December 31, 2006, appears on Page 1. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 20, 2007

MORGAN WILSHIRE SECURITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF
THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Net capital		
Total stockholders' equity		$ 906,893
Less - nonallowable assets, other assets		50,855
Net capital before haircuts		856,038
Haircuts		
Securities		4,329
		4,329
Net capital		851,709
Aggregate indebtedness		
Accounts payable and accrued expenses		92,142
Commissions payable		107,508
Total aggregate indebtedness		199,650
Computed minimum net capital required (6.67% times aggregate indebtedness of $199,650)		13,310
Minimum dollar net capital required		100,000
Excess net capital ($851,709-$100,000)		751,709
Percentage of aggregate indebtedness to net capital	$ 199,650 / $ 851,709	23.44 %

There were no material differences noted between the computation of net capital under rule 15c3-1 of the securities Exchange Act of 1934 as reported above and as contained in the unaudited FOCUS report dated revised on February 13, 2007 as filed by the Company.

MORGAN WILSHIRE SECURITIES, INC.
SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2006 Schedule II

The provision of Rule 15c3-3 are not applicable to the Company as of December 31, 2006 in accordance with Rule 15c3-3(k)(2)(ii).

Thomas J. Mahoney, CPA
3 Occident Ave
Staten Island, NY 10304-2115
718-720-1133 voice and fax
917-312-4746 cellular
Thortom@msn.com

Board of Directors
Morgan Wilshire Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Morgan Wilshire Securities Inc. (the "Company") as of and for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3:

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Thomas J. Mahoney, CPA
3 Occident Ave
Staten Island, NY 10304-2115
718-720-1133 voice and fax
917-312-4746 cellular
Thortom@msn.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Morgan Wilshire Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



February 20, 2007

END